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                             UNITED STATES
                 SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D. C.  20549


                             SCHEDULE 13D


                 UNDER THE SECURITIES EXCHANGE ACT OF 1934



                         (AMENDMENT NO.           )*
                                       ----------


                           REDWOOD TRUST, INC.
---------------------------------------------------------------------------
                             (Name of Issuer)

                 COMMON STOCK, PAR VALUE $0.01 PER SHARE
---------------------------------------------------------------------------
                      (Title of Class of Securities)

                                  758075402
---------------------------------------------------------------------------
                              (CUSIP Number)

  CHILTON INVESTMENT CO., INC., 320 PARK AVENUE, 22ND FLOOR NEW YORK, NY
                                  10022
              ATTN:  RICHARD L. CHILTON, JR. (212) 751-3596
---------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                            and Communications)

                             AUGUST 8, 1995
          (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

  CUSIP NO.     758075402                          PAGE   2  OF  15 PAGES
             ------------                                --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         CHILTON INVESTMENT CO., INC.
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                   (b)  [x]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
         OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         NEW YORK

                 7   SOLE VOTING POWER
    NUMBER OF
      SHARES           13,217
                 8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY
       EACH      9   SOLE DISPOSITIVE POWER
    REPORTING
                       13,217
      PERSON     10  SHARED DISPOSITIVE POWER
       WITH

  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         13,217
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [x]
       SHARES  *

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         .1%
  14   TYPE OF REPORTING PERSON *
         IA

                                 SCHEDULE 13D

  CUSIP NO.     758075402                          PAGE   3  OF  15 PAGES
             ------------                                --      --

   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         RICHARD L. CHILTON, JR.                               ###-##-####
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [ ]
                                                                   (b)  [x]
   3   SEC USE ONLY

   4   SOURCE OF FUNDS*
         AF; OO

   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         [ ]
       PURSUANT TO ITEMS 2(d) OR 2(e)

   6   CITIZENSHIP OR PLACE OF ORGANIZATION
         UNITED STATES

                 7   SOLE VOTING POWER
    NUMBER OF
      SHARES           459,783
                 8   SHARED VOTING POWER
   BENEFICIALLY
     OWNED BY          0
       EACH      9   SOLE DISPOSITIVE POWER
    REPORTING
                       459,783
      PERSON     10  SHARED DISPOSITIVE POWER
       WITH
                       0
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         459,783
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN   [x]
       SHARES  *

  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         4.2%
  14   TYPE OF REPORTING PERSON *
         IN


ITEM 1.   Security and Issuer
          -------------------

          This statement on Schedule 13D (this "Statement") relates to the common stock, par value $0.01 per share (the "Common Stock"), of Redwood Trust, Inc., a Maryland corporation (the "Issuer"). The principal executive offices of the Issuer are located at 591 Redwood Highway, Suite 3100, Mill Valley, California 94941. The Reporting Persons (as defined in Item 2 below) are filing this 13D to report beneficial ownership, if taken together with the Other Investors (as defined in Item 2 below), of more than 5% of Common Stock outstanding during the period commencing August 8, 1995 and ending February 6, 1997. Since the Reporting Persons no longer may be deemed to constitute a group with the Other Investors, this filing constitutes the Reporting Persons' final statement on Schedule 13D with respect to the Common Stock.

ITEM 2.   Identity and Background
          -----------------------

          This Statement is being filed on behalf of Chilton Investment Co., Inc., a New York S corporation ("Chilton Investment") and Richard L. Chilton, Jr. Chilton Investment and Mr. Chilton are sometimes referred to herein individually as a "Reporting Person" and collectively as the "Reporting Persons."

          The Reporting Persons, together with Dawson-Samberg Capital Management, Inc. ("Dawson-Samberg") and its affiliates including, without limitation, any funds or accounts for which Dawson-Samberg or any affiliate is a general partner, controlling shareholder, managing member, investment manager or investment adviser, and including Pequot Endowment Partners, L.L.C., a Delaware limited liability company ("Endowment Partners"), which had, as one of its managing members until February 6, 1997, Olympic Equity Partners, L.P., a Delaware limited partnership ("Olympic") which has Mr. Chilton as its sole general partner (together, Dawson-Samberg and such affiliates are referred to herein as the "Other Investors"), acquired Common Stock of the Issuer through open market purchases. Accordingly, the Reporting Persons and the Other Investors may be deemed to have constituted a "group" for purposes of Rule 13d-5(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Pursuant to Rule 13d-1(f)(2) under the Exchange Act, the Reporting Persons and the Other Investors have elected to file separate Schedule 13Ds. Neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of the Reporting Persons that a group exists or previously existed among the Reporting Persons or among the Reporting Persons and the Other Investors or that any Reporting Person is the beneficial owner of Common Stock beneficially owned by any other Reporting Person or by any Other Investor.

          Information with respect to each Reporting Person is given solely by such Reporting Person and no Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Reporting Person. The Reporting Persons have entered into a Joint Filing Agreement, dated February 12, 1997, attached hereto as Exhibit A.

          ITEM 2.   (a), (b), (c)

          Chilton Investment is a New York S corporation whose principal business is to act as investment adviser with respect to certain managed accounts. Mr. Chilton is the sole shareholder and president of Chilton Investment.

          Richard L. Chilton, Jr., as the sole general partner of each of Chilton Investments, L.P., a Delaware limited partnership ("Chilton") and Olympic, exercises voting control and dispositive power over the securities reported herein. Chilton is a Delaware limited partnership whose business is to serve as the general partner and investment advisor of Chilton Investment Partners, L.P., a Delaware limited partnership ("Chilton Partners"). Chilton Partners invests and trades primarily in securities and
financial instruments.   Olympic is a Delaware limited
partnership whose business is to serve as the general partner and investment advisor of Chilton Opportunity Trust, L.P., a Delaware limited partnership ("Chilton Trust"). Olympic also (i) serves as investment manager of Chilton International (BVI) Ltd., a British Virgin Islands corporation who invests and trades primarily in securities and financial instruments ("Chilton International"), (ii) was a managing member of Endowment Partners, and (iii) advises several managed accounts. Effective February 6, 1997 (the "Termination Date"), Olympic withdrew as a managing member of Endowment Partners. Accordingly, as of the Termination Date, the Reporting Persons with the Other Investors no longer had any agents or amounts which could result in their being deemed to constitute a group for purposes of Rule 13D-5(b) of the Exchange Act.

          The address of the principal office of each of the Reporting Persons is 320 Park Avenue, 22nd Floor, New York, New York 10022. The principal occupations of Mr. Chilton are as sole shareholder and president of Chilton Investment, as general partner of Olympic and as general partner of Chilton. The name, present principal occupation or employment and business address of the executive officer of Chilton Investment are listed in
Schedule I hereto.

          ITEM 2.   (d), (e)

          During the last five years, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          ITEM 2.   (f)

          To the best knowledge of the applicable Reporting
Person, all natural persons identified herein and in Schedule I are United States citizens.

ITEM 3.   Source and Amount of Funds or Other Consideration
          -------------------------------------------------

          Between August 8, 1995 and January 27, 1997, Chilton Investment acquired 13,217 shares of Common Stock for an aggregate purchase price of $368,912.97, Chilton Partners acquired 196,834 shares of Common Stock for an aggregate purchase price of $4,914,319.57, Chilton International acquired 227,498 shares for an aggregate purchase price of $5,492,243.36. Chilton Trust acquired 25,729 shares of Common Stock for an aggregate purchase price of $799,232.66, and Olympic acquired 9,722 shares of Common Stock for an aggregate purchase price of $226,528.53. All of such purchases and sales were made through open market transactions. The funds for the acquisition of the shares of Common Stock by Chilton Investment came from funds of the holders of certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Olympic came from funds of the holders of certain managed accounts (the "Managed Accounts"). The funds for the acquisition of the shares of Common Stock by Chilton Trust, Chilton International and Chilton Partners were obtained from the contributions of their respective partners or shareholders.

ITEM 4.   Purpose of Transaction
          ----------------------

          Each of the Reporting Persons has acquired the Common Stock beneficially owned by it for investment purposes and in the ordinary course of business. None of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D. However, each of the Reporting Persons intends to review on a continuing basis its investment in the Issuer, including the Issuer's business, financial condition and operating results and general market and industry conditions and, based upon such review, may acquire additional shares of Common Stock or dispose of shares of Common Stock, in the open market, in privately negotiated transactions or otherwise.

ITEM 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Chilton Investment beneficially owns 13,217 shares of Common Stock, representing 0.1% of the shares of Common Stock. Mr. Chilton beneficially owns 459,783 shares of Common Stock, representing 4.2% of the shares of Common Stock. (The foregoing calculations are based on 10,996,572 shares of Common Stock issued and outstanding as of December 31, 1996 according to publicly available filings of the Issuer).

               If the Reporting Persons were deemed to constitute a group, the 473,000 shares of Common Stock beneficially owned by the Reporting Persons would represent 4.3% of the issued and outstanding shares of Common Stock as of December 31, 1996. Additionally, the beneficial ownership of shares of Common Stock by such group since August 8, 1995 would not have represented, at any time, 5% or more of the issued and outstanding shares of Common Stock. (The foregoing calculations are based on the number of shares of Common Stock then issued and outstanding according to publicly available filings of the Issuer).

     If the Reporting Persons and the Other Investors were deemed to constitute a group prior to the Termination Date, the 1,002,800 shares of Common Stock beneficially owned as of February 6, 1997 by the Reporting Persons and the Other Investors would represent 9.1% of the issued and outstanding shares of Common Stock (based on 10,996,572 shares of Common Stock issued and outstanding as of December 31, 1996 according to publicly available filings of the Issuer). In addition, if the Reporting Persons and the Other Investors would have been deemed to constitute a group during the period commencing August 4, 1995 and ending February 6, 1997, the beneficial ownership of shares of Common Stock by such group would have represented, at certain times during such period, 5% or more of the issued and outstanding shares of Common Stock. As of August 8, 1995, the 270,250 shares of Common Stock beneficially owned by such group represented 5.14% of the then issued and outstanding shares of Common Stock. During the period commencing August 8, 1995 and ending February 15, 1996, the beneficial ownership by such group ranged from 5.14% to 6.07% of the then issued and outstanding shares of Common Stock. During the period commencing February 15, 1996 and ending April 22, 1996, the beneficial ownership by such group ranged from 2.31% to 4.94% of the then issued and outstanding shares of Common Stock. During the period commencing April 22, 1996 and ending July 1, 1996, the beneficial ownership by such group ranged from 5.17% to 6.98% of the then issued and outstanding shares of Common Stock. During the period commencing July 1, 1996 and ending July 24, 1996, the beneficial ownership by such group ranged from 4.58% to 4.64% of the then issued and outstanding shares of Common Stock. Since July 1, 1996, the beneficial ownership by such group ranged from 5.23% to 9.53% of the then issued and outstanding shares of Common Stock. The changes in the beneficial ownership during the foregoing periods resulted from purchases and sales of shares of Common Stock by members of such group in the ordinary course of business and the issuance of additional shares of Common Stock by the Issuer.
(The foregoing calculations are based on information provided to the Reporting Persons by the Other Investors and the number of shares of Common Stock then issued and outstanding according to publicly available filings of the Issuer).

               Each of the Reporting Persons disclaims beneficial ownership of the Common Stock owned by the other Reporting
Persons or by any Other Investor.

          (b) The responses of each of the Reporting Persons to Items 7 through 11 of the cover pages of this Schedule 13D relating to beneficial ownership of the shares of Common Stock are incorporated herein by reference.

          (c) Except as set forth above, none of the Reporting Persons nor, to the best knowledge of the applicable Reporting Person, any person identified in Schedule I beneficially owns any shares of Common Stock or has effected any transactions in shares of Common Stock during the preceding 60 days.
          (d) The holders of the Managed Accounts of Chilton Investment have the right to receive the proceeds from the sale of 13,217 shares of Common Stock beneficially owned by Chilton Investment. Chilton Partners has the right to receive the proceeds from the sale of 196,834 shares of Common Stock beneficially owned by Mr. Chilton, and the holders of the Managed Accounts of Olympic have the right to receive the proceeds from the sale of 9,722 shares of Common Stock beneficially owned by Mr. Chilton. Chilton International has the right to receive the proceeds from the sale of 227,498 shares of Common Stock beneficially owned by Mr. Chilton. Chilton Trust has the right to receive the proceeds from the sale of 25,729 shares of Common Stock beneficially owned by Mr. Chilton.

          (e)  Not applicable.

          A description of the transactions of the Reporting Persons in the shares of Common Stock that were effected between August 8, 1995 and the date hereof is set forth on Schedule II. All of these transactions were effected on the open market.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
          ---------------------------------------------------------

          Other than the agreement set forth in Exhibit A hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in response to Item 2 above and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.   Material to be Filed as Exhibits
          --------------------------------

          Exhibit A:     Joint Filing Agreement, dated February
                         12, 1997, by and among Chilton Investment
                         Co., Inc. and Richard L. Chilton, Jr.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1997

                              CHILTON INVESTMENT CO., INC.


                              By: /s/ Richard L. Chilton, Jr.
                                  -------------------------------
                                  Name:     Richard L. Chilton, Jr.
                                  Title:    President


                              RICHARD L. CHILTON, JR.


                              By: /s/ Richard L. Chilton, Jr.
                                  -------------------------------


                                                                  Schedule I
                                                                  ----------
                EXECUTIVE OFFICERS AND DIRECTORS
                    CHILTON INVESTMENT CO., INC.
               -----------------------------------



Name               Present Business Address     Present Principal Occupation
----               ------------------------     ----------------------------
Richard L.         Chilton Investment Co., Inc. President and Sole
   Chilton, Jr.    320 Park Avenue, 22nd Floor  Shareholder of Chilton
President          New York, NY  10022          Investment Co., Inc.; General
                                                Partner of Chilton
                                                Investments, L.P.; General
                                                Partner of Olympic Equity
                                                Partners, L.P.


                                                     Schedule II
                                                     -----------
    TRANSACTIONS IN SHARES OF COMMON STOCK ($0.01 PAR VALUE)
           OF REDWOOD TRUST, INC. (CUSIP # 758075402)
                      SINCE AUGUST 8, 1995
    --------------------------------------------------------


                                                     # OF SHARES

                                  TRADE       PRICE    PURCHASED
                                   DATE                   (SOLD)
----------------------------------------------------------------



CHILTON INVESTMENT CO., INC.    4/19/96      21.750          180
     (MANAGED ACCOUNTS)         4/22/96      22.250        2,500
                                6/28/96      27.925          850
                                 7/1/96      28.000        2,650
                                 9/4/96      27.000        2,032
                                9/25/96      30.125        2,000
                                9/26/96      31.875        3,000
                                1/20/97	     37.500            5
================================================================
                                                          13,217

   CHILTON INVESTMENT            8/8/95      17.477        9,760
      PARTNERS, L.P.            8/10/95      17.625        3,615
                                8/11/95      17.625        1,638
                                9/21/95      21.250        4,820
                               10/11/95      19.688        4,830
                                11/1/95      21.250        4,830
                                11/2/95      21.000        4,830
                                1/30/96      20.125        2,900
                                4/19/96      20.250       57,355
                                6/28/96      27.925       22,200
                                7/15/96      23.875        2,500
                                7/24/96      22.000       23,050
                                 9/4/96      27.250          892
                                9/25/96      30.125        1,500
                                9/26/96      31.875        3,000
                               11/19/96      31.750       35,025
                               11/20/96      32.000       35,025
                               11/20/96      32.000     (35,025)
                                1/20/97      37.500           89
                                1/24/97      39.500       14,000
                                1/27/97      41.875       14,000
                                1/27/97      41.875     (14,000)
                             ===================================
                                                         196,834

   CHILTON INTERNATIONAL         8/8/95      17.477        9,436
         (BVI), LTD.            8/10/95      17.625        3,495
                                8/11/95      17.625        1,586
                                9/21/95      21.250        4,660
                               10/11/95      19.688        4,690
                                11/1/95      21.250        4,690
                                11/2/95      21.000        4,690
                                1/29/96      20.000      (2,068)
                                1/30/96      20.125        2,787
                                4/19/96      20.250       87,185
                                4/22/96      22.250        1,325
                                6/28/96      27.925       25,600
                                7/15/96      23.875        2,500
                                7/24/96      22.000       26,250
                                 9/4/96      27.250        1,024
                               11/19/96      31.750       39,975
                                1/20/97      37.500          102
                                1/24/97      39.500        9,571
                                1/27/97      41.875        9,571
                                1/27/97      41.875      (9,571)
                             ===================================
                                                         227,498

  CHILTON OPPORTUNITY           4/22/96      22.250        7,500
       TRUST, L.P.              9/25/96      30.125        2,500
                                9/26/96      31.875        8,000
                                1/21/97      38.875        6,300
                                1/24/97      39.500        1,429
                                1/27/97      41.875        1,429
                                1/27/97      41.875      (1,429)
                              ==================================
                                                          25,729

 OLYMPIC EQUITY PARTNERS, L.P.   8/8/95      17.477        1,054
       (MANAGED ACCOUNTS)       8/10/95      17.625          390
                                8/11/95      17.625          176
                                9/21/95      21.250          520
                               10/11/95      19.688          480
                                11/1/95      21.250          480
                                11/2/95      21.000          480
                                1/30/96      20.125          231
                                4/19/96      21.750          280
                                4/22/96      22.250        1,175
                                6/28/96      27.925        1,350
                                 7/1/96      28.000        2,350
                                7/24/96      22.000          700
                                 9/4/96      27.250           52
                                1/20/97      37.500            4
                             ===================================
                                                           9,722


                             INDEX OF EXHIBITS


Exhibit A:  Joint Filing Agreement, dated February 12, 1997, by and among
            Chilton Investment Co., Inc. and Richard L. Chilton, Jr.


                                                        Exhibit A
                                                        ---------

                     JOINT FILING AGREEMENT
                     ----------------------

          This will confirm the agreement by and among all the undersigned that the Schedule 13D filed on or about this date and any amendments thereto with respect to the beneficial ownership by the undersigned of shares of the Common Stock of Redwood Trust, Inc. is being filed on behalf of each of the undersigned.

Dated:  February 12, 1997

                              CHILTON INVESTMENT CO., INC.


                              By:  /s/ Richard L. Chilton, Jr.
                                   ------------------------------
                                   Name:  Richard L. Chilton, Jr.
                                   Title: President



                              RICHARD L. CHILTON, JR.


                              By:  /s/ Richard L. Chilton, Jr.
                                   ------------------------------